Exhibit 99.2

GLOSSARY OF TERMS

Defined below are certain terms used in PHH Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006:

Terms	Definitions

Capitalized loan servicing portfolio	The unpaid principal balance of the loans in the servicing portfolio associated with MSRs.
Capitalized servicing multiple	The capitalized servicing rate divided by the weighted-average servicing fee.
Capitalized servicing rate	The ratio of the MSR book value to the unpaid principal balance of the underlying capitalized loan servicing portfolio.
Closed-end lease	A type of operating lease in which the Company bears all of the vehicle’s residual value risk.
Forward loan sales commitment	An obligation to sell a mortgage-backed security at a specified price in the future. Its value increases as mortgage rates rise.
Freestanding derivatives	Derivatives not specifically designated in a Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” hedging relationship.
Implied volatility
Volatility implied by the market price of a derivative. The Company’s OAS model requires a volatility assumption in order to project interest rate paths. The volatility assumption effectively places a band around the potential interest rate movements from one period to the next used in interest rate modeling. Changes in implied volatility can have a significant impact on the value of the Company’s MSRs. Generally, as volatility increases, MSR value decreases.

Interest rate forward contract
An obligation to purchase or deliver financial instruments to a specific counterparty at a future date based upon an underlying debt security. An interest rate forward contract increases in value as the interest rate on the underlying instrument declines.

Interest rate futures contract
An obligation to purchase or deliver financial instruments at a future date based upon an underlying debt security (such as a U.S. Treasury or a Government National Mortgage Association (“Ginnie Mae”) mortgage-backed security). Interest rate futures contracts increase in value as the interest rate on the underlying instrument declines.

Interest rate swap contract	An agreement to exchange interest rate payments on an underlying notional amount.
Loan servicing portfolio	The total unpaid principal balance of loans serviced by the Company. Includes the capitalized loan servicing portfolio as well as the subservicing portfolio.
Mark-to-market	The recording of changes in value resulting from market value changes of the underlying asset or liability.
Mortgage forward contracts
An obligation to buy a mortgage-backed security at a specified price in the future. Sometimes referred to as “to be announced” securities (“TBAs”). Mortgage forward contracts increase in value as interest rates decline.

Terms	Definitions

Mortgage servicing right (“MSR”)
The right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance and otherwise administering a mortgage loan servicing portfolio.

Non-conforming loans
Loans that do not conform to the requirements of the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or Ginnie Mae. Generally, the securitization of non-conforming loans require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance and/or private surety guarantees.

Option adjusted spread (“OAS”)
The spread over the risk-free rate that would be required to compensate for the uncertainty associated with the underlying cash flows. The servicing cash flows are discounted back to present value using the forward London Interbank Offered Rate (“LIBOR”) plus an OAS to arrive at the Company’s estimate of the present value of future expected cash flows.

Options on forward contracts	Rights to buy or sell the underlying financial instruments such as mortgage-backed securities.
Options on futures contracts	Rights to buy or sell the underlying financial instruments such as mortgage-backed securities, generally through an exchange.
Options on Treasuries	Rights to buy or sell U.S. Treasury securities (“Treasuries”) at specified prices in the future.
Options on swap contracts
Rights to enter into predetermined interest rate swaps at a future date (sometimes referred to as “swaptions”). In a receiver swaption, the fixed rate is received and the variable rate is paid upon exercise of the option. Receiver swaptions generally increase in value as interest rates fall. Conversely, in a payor swaption, the fixed rate is paid and the variable rate is received upon the exercise of the option. Payor swaptions generally increase in value as interest rates rise.

Open-end lease	A type of operating lease in which the Company’s client bears substantially all of the vehicle’s residual value risk.
Prepayment speed	The estimated rate at which mortgagors pay off their loans ahead of schedule. Generally, as prepayment speed increases, MSR value decreases.

Terms	Definitions

Principal-only swaps
Agreements to exchange the principal amount of underlying securities. Principal-only swaps are economically similar to purchasing principal-only securities and increase in value as interest rates decline.

Retained interests	Ongoing economic interests (such as MSRs) in loans that have been sold or securitized.
Real Estate Settlement Procedures Act (“RESPA”)
A consumer protection statute that restricts the payment of fees or other consideration for the referral of real estate settlement services, including mortgage loans. Also includes rules and regulations related to taxation, vicarious liability, insurance and accounting.

Subservicing portfolio
The unpaid principal balance of the loans in the Company’s loan servicing portfolio for which the Company is paid a contractual fee for performing servicing functions. The Company does not own the related MSR.

Treasury future	An obligation to purchase or deliver a Treasury at a specified price in the future. Treasury futures increase in value as the interest rate on the underlying Treasury declines.
Warehoused loans	Loans that have been funded and are being held until sold to an investor. Also may be referred to as loans held for sale or inventory loans.
Weighted-average servicing fee
The average fee earned by the Company for servicing loans for an investor. The weighted-average servicing fee is generally represented by a percentage (or basis points) of the unpaid principal balance of the underlying loans.

Yield curve
A graphical representation of the relationship between expected long-term and short-term interest rates. The current yield curve is used as a key assumption in projecting expected cash flows from mortgage servicing activities. Changes in the shape of the yield curve can have a significant impact on MSR values. Generally, a flattening of the yield curve reduces MSR value while a steepening of the yield curve increases MSR value.

3